                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)




                    Under the Securities Exchange Act of 1934



                                   DATUM INC.
           -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                         (Title or Class and Securities)


                                    23820810
                      (CUSIP Number of Class of Securities)

                                 Donald C. Lewis
                                 General Counsel
                                Ball Corporation
                               10 Longs Peak Drive
                         Broomfield, Colorado 80021-2510

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 3, 1997

                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b
(3) or (4), check the following:                                      (    )

Check the following box if a fee is being paid with this Statement:   (    )

                                  SCHEDULE 13D
                                (Amendment No. 2)



CUSIP No. 23820810
_____________________________________________________________________________
(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Ball Corporation
         35-0160610

_____________________________________________________________________________
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)      (    )
                                                             (b)      (    )

_____________________________________________________________________________
(3)      SEC USE ONLY

_____________________________________________________________________________
(4)      SOURCE OF FUNDS*
         00

_____________________________________________________________________________
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS         2(d) or 2(e)(    )

_____________________________________________________________________________
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Indiana


_____________________________________________________________________________

     NUMBER OF                           (7)    SOLE VOTING POWER
      SHARES
   BENEFICIALLY                                                      0*
                                         -----------------------------
     OWNED BY                            (8)    SHARED VOTING POWER
       EACH                                                          0*
                                         -----------------------------
     REPORTING                           (9)    SOLE DISPOSITIVE POWER
      PERSON
       WITH                                                          0*
                                         -----------------------------
                                         (10)   SHARED DISPOSITIVE POWER

_____________________________________________________________________________
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON - 0*

_____________________________________________________________________________
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*                                              (    )

_____________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 Approximately 0% of the shares outstanding as of June 3, 1997

_____________________________________________________________________________
(14)     TYPE OF REPORTING PERSON*
         CO

*
On or after May 16, 1997, Efratom Holding, Inc. ("Holding"), a Colorado corporation and a wholly owned subsidiary of Ball Corporation, ("Ball") or ("Parent") sold in the aggregate 817,778 shares (the "Shares") of common stock of Datum Inc. on the following dates: May 16, May 21, May 22, May 27, May 28, May 29 and May 30, 1997, for the sales prices per share reflected on Exhibit 1 attached hereto. These sales of Datum Inc. common stock constitute all of the shares of Datum Inc. owned by Holding. As of June 3, 1997, Holding does not own any Shares of Datum Inc. as reflected in Rows 11 and 13 of each of the tables above, for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended.

         Item 1.         Security and Issuer

                   Ball hereby  incorporates by reference the  information  from
         Item 1 of the 13D filed by Ball on March 27, 1995, and from Item 1, Amendment No. 1, filed April 11, 1997. Additionally, effective on the dates reflected above and on Exhibit 1, Holding sold in the aggregate 817,778 shares of Datum Inc. for the sales prices reflected on Exhibit 1.

         Item 2.         Identity and Background

                   Ball hereby incorporates the information from Item 2 of the 13D filed March 27, 1995, with respect to its 13D filing, as well as from Item 2, Amendment No. 1, filed April 11, 1997. Ball hereby provides a list of persons in Appendix A as of June 3, 1997. Neither Parent nor Holding, nor, to the best of Parent's and Holding's knowledge, any of the persons listed in Appendix A, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Parent nor Holding, nor, to the best of Parent's and Holding's knowledge, any of the persons listed in Appendix A., has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.         Source and Amount of Funds or Other Consideration

                   Ball hereby incorporates by reference Item 3 from its 13D filing filed on March 27, 1995, as well as from Item 3, Amendment No. 1, filed April 11, 1997.

         Item 4.         Purpose of the Transaction

                   Ball hereby incorporates by reference information in Item 4 from its 13D filing dated March 27, 1995, as well as from Item 4 of Amendment No. 1 filed April 11, 1997. On the dates reflected above and on Exhibit 1, Holding sold 817,778 of Datum Inc. common stock for the sales prices reflected on Exhibit 1.

         Item 5.         Interest in Securities of the Issuer

                   Ball hereby incorporates by reference the information in Item 5 of its previous 13D filing dated March 27, 1995, as well as Item 5, Amendment No. 1, filed April 11, 1997. Ball hereby amends Item 5(a),
         (b) by adding the following: On the dates in May 1997 set forth above and on Exhibit 1, Holding sold in the aggregate 817,778 shares of Datum Inc. common stock for the sales prices reflected on Exhibit 1.

         Item 6. Contracts, Arrangements, Understandings or Relation-ships With Respect to Securities of the Issuer

                   Ball hereby incorporates by reference the information in Item 6 of the 13D filing dated March 27, 1995, as well as Item 6, Amendment No. 1, filed April 11, 1997. On the dates in May 1997 and on Exhibit 1, set forth above, Holding sold in the aggregate 817,778 shares of Datum Inc. common stock or all of the Shares owned by Holding. The common stock was sold through two brokers, Hambrecht & Quist and Van Kasper & Company.

         Item 7.         Material to be Filed as Exhibits

                   Ball and Holding  incorporate by reference the information in
         Item 7 of the 13D filing dated March 27, 1995, as well as Item 7, Amendment No. 1, filed April 11, 1997.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:    June 3, 1997
                                      BALL CORPORATION

                                      By:      /s/ GEORGE A. SISSEL
                                               George A. Sissel
                                               Chairman, President and
                                               Chief Executive Officer

                                      EFRATOM HOLDING, INC.

                                      By:      /s/ DONALD C. LEWIS
                                               Donald C. Lewis
                                               Vice President and Secretary

                                   APPENDIX A


         The following tables set forth the name, residence or business address and present principal occupation or employment of each director and executive officer of Ball Corporation and Efratom Holding, Inc. Each such person is a citizen of the United States of America with the exception of Raymond J. Seabrook who is a resident of the United States and a citizen of Canada.

          A.   Directors and Executive Officers of Ball Corporation

Reporting Person            Address                 Principal Occupation

DIRECTORS:

Frank A. Bracken       345 South High Street   Attorney, Bingham Summers
                       Muncie, Indiana  47305  Welsh & Spilman,
                                               Indianapolis, Indiana

Howard M. Dean         345 South High Street   Chairman of the Board and
                       Muncie, Indiana  47305  Chief Executive Officer,
                                               Dean Foods Company,
                                               Franklin Park, Illinois

John T. Hackett        345 South High Street   Managing General Partner,
                       Muncie, Indiana  47305  CID Equity Partners,
                                               Indianapolis, Indiana

 R.   David Hoover     345 South High Street   Executive Vice President and
                        Muncie, Indiana  47305 Chief Financial Officer
                                                Ball Corporation,
                                               Muncie, Indiana

John F. Lehman         345 South High Street   Chairman, J. F. Lehman &
                       Muncie, Indiana  47305  Company, New York,
                                               New York

George McFadden        345 South High Street   General Partner,
                       Muncie, Indiana  47305  McFadden Brothers,
                                               New York, New York

Ruel C. Mercure, Jr.   345 South High Street
                       Muncie, Indiana  47305

Jan Nicholson          345 South High Street   Managing Director of
                       Muncie, Indiana  47305  Capital Markets Assurance
                                               Corporation (CapMAC),
                                               New York, New York

George A. Sissel       345 South High Street   Chairman, President and
                       Muncie, Indiana  47305  Chief Executive Officer,
                                               Ball Corporation

William P. Stiritz     345 South High Street   Chairman and Chief
                       Muncie, Indiana  47305  Executive Officer,
                                               Ralston Purina Company,
                                               St. Louis, Missouri

CORPORATE OFFICERS:

Richard E. Durbin      345 South High Street   Vice President, Information
                       Muncie, Indiana  47305  Services

Donald C. Lewis        10 Longs Peak Drive     Vice President, Assistant
                       Broomfield, Colorado    Corporate Secretary and
                       80038                   General Counsel

Barbara J. Miller      345 South High Street   Assistant Corporate Secretary
                       Muncie, Indiana  47305

Elizabeth A. Overmyer  345 South High Street   Corporate Secretary
                       Muncie, Indiana  47305

Douglas E. Poling      345 South High Street   Treasurer
                       Muncie, Indiana  47305

Albert R. Schlesinger  345 South High Street   Vice President and Controller
                       Muncie, Indiana  47305

Raymond J. Seabrook    345 South High Street   Vice President, Planning
                       Muncie, Indiana  47305  and Control

Harold L. Sohn         345 South High Street   Vice President, Corporate
                       Muncie, Indiana  47305  Relations

David A. Westerlund    345 South High Street   Vice President, Administration
                       Muncie, Indiana  47305

          B.   Directors and Executive Officers of Efratom Holding, Inc.

Donald W. Vanlandingham 10 Longs Peak Drive         President and Director
                        Broomfield, Colorado
                        80038

R. David Hoover         345 South High Street       Director
                        Muncie, Indiana  47305

George A. Sissel        345 South High Street       Director
                        Muncie, Indiana  47305

Donald C. Lewis         10 Longs Peak Drive         Vice President and Secretary
                        Broomfield, Colorado
                        80038

 W.   Keith Tipton      10 Longs Peak Drive         Assistant Secretary
                        Broomfield, Colorado
                        80038

J. Patrick Dummigan     10 Longs Peak Drive         Vice President
                        Broomfield, Colorado
                        80038

Eugene P. Morgan        10 Longs Peak Drive         Vice President and
                        Broomfield, Colorado        Treasurer
                        80038

                                                    Exhibit 1

                                      Datum
                                   Shares Sold


Date of Sale              Number Shares        Sales Price

   5/16/97                    50,000               $24.25

   5/21/97                    25,000               $24.00

   5/21/97                   100,000               $24.25

   5/22/97                     5,000               $24.50

   5/22/97                    50,000               $24.25

   5/27/97                    50,000               $24.25

   5/28/97                     3,000               $24.42

   5/28/97                   175,000               $24.25

   5/29/97                   342,778               $24.00

   5/30/97                    17,000               $24.00

June 3, 1997




U. S. Securities and Exchange Commission
Attention:  Filer Support
Mail Stop 0-7
6432 General Green Way
Alexandria, VA  22312

Ladies and Gentlemen:

Transmitted herewith is Ball Corporation's Schedule 13D (Amendment No. 2) dated June 3, 1997.

Yours truly,




Robert W. McClelland
Associate General Counsel